Exhibit 4.8

LICENSE AMENDMENT AGREEMENT

This Amendment Agreement is made on 1 August 2021 (Amendment Effective Date) by and between

NanoMab Technology Limited of 9th Floor, Tung Ning Building, 249-253 Des Voeux Road Central, Hong Kong (NanoMab)

Radiopharm Theranostics Limited, ACN: 647877889 of Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053 (Licensee or RPT)

Background

A.	By an Exclusive License Agreement between the Parties made effective on 9 July 2021 (First Agreement), NanoMab conferred upon RPT an exclusive worldwide right and license with respect to the Licensed Products (as defined in the First Agreement).

B.	The parties now wish to make certain amendments to the First Agreement as set out in this Agreement.

AGREED TERMS:

1.	Scope of this Agreement

1.1	Definitions

Capitalized terms used in this Agreement have the same meaning as ascribed to those terms in the First Agreement unless freshly defined in this Agreement.

1.2	Interpretation

The rules of interpretation set out in the First Agreement apply to this Agreement.

1.3	Scope of Amendments.

This Agreement amends the First Agreement only to the extent expressly specified herein. Otherwise, the terms and conditions of the First Agreement shall remain unchanged and in full force and effect.

1.4	Inconsistency

To the extent of any inconistsency between the the First Agreement and this Agreement, this Agreement shall prevail to the extent of any inconsistency.

1.5	Term.

The term of this Agreement shall commence on the Amendment Effective Date and shall terminate or expire upon termination or expiry (as the case may be) of the First Agreement.

2.	Definitions Relating to PDL-1

2.1	The definition of “Know-how”

The definition of “Know-how” in Section 1.1 of the First Agreement is hereby amendended to read as follows (amendments highlighted):

“Know-how”

NTD: is there knowhow to be transferred to RPT in relation to the PDL-1 antibody?

2.2	The definition of “Licensed Composition”

The definition of “Licensed Composition” in Section 1.1 of the First Agreement is hereby amendended to read as follows (amendments highlighted):

“Licensed Composition”

means compounds identified in the Licensed Patents, including:

(a)	A camelid single domain antibody raised against human HER2 antigen;

(b)	A camelid single domain antibody raised against human TROP2 antigen;

(c)	A camelid single domain antibody raised against human PTK7 antigen; and

(d)	A camelid single domain antibody raised against human PDL-1 antigen,

whether used in isolation or in combination.

2.3	The definition of “Licensed Patents”

The definition of “Licensed Patents” in Section 1.1 of the First Agreement is hereby amendended to read as follows (amendments highlighted):

“Licensed Patents” means:

(a)	a patent family comprising PCT application (no. PCT/CN2018/091953), filed on 20 June 2018, assigned to the Licensor and titled “Anti-HER2 Nanobody and Coding Sequence and Use Thereof” and also comprising national phase entries in each of China, US, Europe and Japan (the Her-2 Patent);

(b)	a patent family to be filed in July 2021 claiming an anti-TROP2 Nanobody, coding sequence and use thereof (the TROP-2 Patent);

(c)	a patent family to be filed that claims an anti-PTK-7 Nanobody, coding sequence and use thereof (the PTK-7 Patent); and

(d)	a patent family comprising PCT application (no. PCT/CN2017/077122), filed on 17th, March 2017, assigned to the Licensor and titled “Anti-PDL-1 Nanobody and Coding Sequence and Use Thereof” and also comprising national phase entries in each of China , Europe and US , with the US patent granted on Feb 11th, 2020 ( US patent Number 10556954 B2 ) (the PDL-1 Patent), (the foregoing identified or described in paragraphs (a), (b) (c) and (d) are collectively referred to as the Applications) and (i) patents, patent applications, continuations, divisional applications, and foreign equivalents that claim the same priority date as the Applications or any of them, (ii) continuation-in-part applications that repeat a substantial portion of any of the Applications or any of them; (iii) letters patent or the equivalent issued on any of the Applications or any of them throughout the world; and (v) amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing.

3.	Scope of Rights Relating to PDL-1

3.1	Grant of Rights

Section 3.1 of the First Agreement is hereby amendended to read as follows (amendments highlighted):

3.1	Grant of Rights. Subject to the terms and conditions of this Agreement including subject to the Qualification, NanoMab hereby grants to Licensee an exclusive royalty-bearing right and license under the Licensed IP to make, have made, develop, use, offer for sale, sell, exploit, and otherwise commercialize in any manner whatsoever the Licensed Products in the Field, in the Territory. During the term of this Agreement, NanoMab will not grant any right or license to any person to make, have made, use, offer for sale, sell, perform, exploit, and/or import or otherwise commercialize in any manner whatsoever any Licensed Product. Upon the termination or expiration of this Agreement, all rights in the Licensed IP including the Licensed Patents and the Know-How revert back to NanoMab.

Qualification means that:

(a)	Licensee shall not be entitled to make, have made, develop, use, offer for sale, sell, exploit, and otherwise commercialize in any manner whatsoever the Licensed Products that contains the compositions of matters claimed in the PDL-1 Patent when used solely for diagnostic purposes

(b)	Licensee shall be entitled to make, have made, develop, use, offer for sale, sell, exploit, and otherwise commercialize in any manner whatsoever the Licensed Products that contains the compositions of matters claimed in the PDL-1 Patent and that is used: (i) as a companion diagnostic for use before or after treatment, and/or (ii) as a therapeutic or in therapy-related companion diagnostic.

To be clear, NanoMab retains the right to make, develop, use, offer for sale, sell, exploit, and otherwise commercialize in any manner whatsoever the Licensed Products that contains the compositions of matters claimed in the PD-L1 Patent when used solely for diagnostic purposes and the right to grant to third parties a license for such use.

3.2	First Right of Refusal

Section 3.3 of the First Agreement is hereby amendended to read as follows (amendments highlighted):

3.3	First Right of Refusal. NanoMab shall keep Licensee appraised of NanoMab’s research and development activities and will provide to the Licensee an opportunity to acquire rights to additional intellectual property being developed by NanoMab, which is in addition to the intellectual property being licensed to Licensee hereunder, but excluding (i) the use of a camelid single domain antibody raised against human PD-L1 antigen solely for diagnostic purpose and (ii) a camelid single domain antibody raised against human FAP antigen (Additional IP). NanoMab undertakes to Licensee that it shall not offer Additional IP to any third party unless and until such time that it will have fully informed Licensee of the nature of the Additional IP and will have afforded to the Licensee an opportunity for: (i) at least two (2) months to perform due diligence in relation to the Additional IP, and (ii) at least two (2) months to negotiate the terms for acquiring a license to the Additional IP.

4.	License Fees Relating to PDL-1

4.1	Up-front Payments

In addition to the amounts payable by Licensee as set out in Section 4.2 of the First Agreement, Licensee shall pay to NanoMab:

(a)	a one-time license fee in the amount of two hundred and fifty thousand US dollars (US $250,000) within thirty (30) Business Days after the Effective Date; and

(b)	within fourteen (14) Business Days after the earlier of (i) the Licensee listing on the Australian Stock Exchange, (ii) the Licensee offering its shares to the public by way of an initial public offering (IPO) anywhere in the Territory, or (iii) March 31, 2022;

(i)	a one-time license fee in the amount of two hundred and fifty thousand US dollars (US $250,000) which shall be payable in cash; and

(ii)	a one-time license fee in the amount of one million and five hundred thousand US dollars (US $1,500,000) which shall be payable in ordinary shares of the Licensee.

4.2	Milestone Payments

In addition to the amounts payable by Licensee as set out in Section 4.4 of the First Agreement, within thirty (30) days after the occurrence of each Development Milestone Event set forth below with respect to the PDL-1 Licensed Product, Licensee shall pay NanoMab the amount indicated below:

Development Milestone Event	Amount Due
1. IND submission to the U.S. FDA or the EMA or the NMPA for PDL-1 Therapeutic)	USD $500,000 worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient.
2. First patient dosed in the first Phase 1 therapeutic clinical trial	USD $1 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient
3. First patient dosed in the first Phase 2 therapeutic clinical trial	USD $2 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient
4. First patient dosed in the first Phase 3 therapeutic clinical trial	USD $3 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient

5.	General

5.1	Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties are superseded by this Agreement.

5.2	Amendments. Changes and additional provisions to this Agreement shall be binding on the Parties only if agreed upon in writing and signed by the Parties.

5.3	Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of Victoria, Australia and all rights and remedies shall be governed by such laws without regard to principles of conflicts of law that would result in the application of the law of another jurisdiction.

5.4	Severability. The Parties do not intend to violate any public policy or statutory or common law. However, if any sentence, paragraph, clause or combination of this Agreement is in violation of any law or is found to be otherwise unenforceable, such sentence, paragraph, clause or combination of the same shall be deleted and the remainder of this Agreement shall remain binding, provided, that, such deletion does not alter the basic purpose and structure of this Agreement.

Executed as an Agreement:

NanoMab Technology Limited		Radiopharm Theranostics Limited

By:	/s/ Hong Hoi Ting	By:
Name:	Hong Hoi Ting	Name:
Title:	Executive Director	Title:

By:	/s/ Henry Ho	By:
me:	Henry Ho	Name:
Title:	Executive Director	Title: